

10025707

SEC
Processing
Section

FEB 25 2010

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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Estimated average burden	
hours per response...... 12.00	

SEC FILE NUMBER
8- 65724

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___**January 1, 2009**___AND ENDING___**December 31, 2009**___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 West Exchange Street
(No. and Street)

Providence	Rhode Island	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Felice   401-273-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name – if individual, state last, first, middle name)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Andrea Felice, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Strategic Point Securities, LLC as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____   _____
Signature   Title   CFO

_____
Date   2/24/2010

Subscribed and sworn to before me this
24th day of February 2010

_____
Notary Public

Commission expires   11/9/2011

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x)	(o)	Independent Auditors' Report on Internal Control

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial statements:	
Statement of financial condition	2
Statement of income	3
Statement of changes in member's equity	4
Statement of cash flows	5
Notes to financial statements	6-10
Supplemental schedules:	
Schedule I: Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934	11-12
Schedule II: Statement of exempt status	13
Independent Auditors' Report on Internal Control	14-16


Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report

Member
Strategic Point Securities, LLC
 (a Limited Liability Company)
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC (a Limited Liability Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Providence, Rhode Island
February 23, 2010

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

1

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	181,331
Deposit with clearing broker-dealer		25,000
Due from affiliate		225
Prepaid expenses		10,696
Goodwill		190,995
Intangible assets, less accumulated amortization		398,629
	$	806,876

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	919
Due to Member		11,069
		11,988
Member's equity		794,888
	$	806,876

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues:		
Commissions	$	536,797
Other income:		
Rebates from clearing broker-dealer		37,056
Other		4,500
Interest		874
		579,227
Expenses:		
Employee compensation and benefits		139,426
Clearing expenses		48,984
Overhead charges		8,156
Amortization of intangible assets		41,228
Management fees		8,855
Professional fees		37,779
Other operating expenses		27,774
		312,202
Net income	$	267,025

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 812,863
Net income	267,025
Distributions to Member	(285,000)
Balance, December 31, 2009	$ 794,888

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income	$	267,025
Amortization		41,228
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in:		
Prepaid expenses		(171)
Due to Member		11,069
Decrease in:		
Due from affiliate		11,972
Accounts payable		(3,489)
Net cash provided by operating activities		327,634
Cash used in financing activities, distributions to Member		(285,000)
Net increase in cash and cash equivalents		42,634
Cash, beginning of year		138,697
Cash and cash equivalents, end of year	$	181,331

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

1. Organization and summary of significant accounting policies:

    Strategic Point Securities, LLC (the Company) is a wholly-owned subsidiary of Strategic Point Holdings, LLC (the Member). The Member is a wholly-owned subsidiary of Focus Operating, LLC, which is a subsidiary of Focus Financial Partners, LLC (Focus).

    The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of a subsidiary of the Member operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

    The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

    In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

    Use of estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

1. Organization and summary of significant accounting policies:

    Recent accounting pronouncements:

    Fair value measurements:

    Effective January 1, 2008, the Company adopted newly effective accounting guidance pertaining to fair value measurements (except for goodwill and intangible assets), which defines fair value, establishes a framework for measuring fair value and expands disclosures. A one-year deferral of the implementation of this fair value guidance was permitted until January 1, 2009 for nonfinancial assets and liabilities that were not recognized or disclosed at fair value in the financial statements on a recurring basis. Effective January 1, 2009, the Company adopted the guidance pertaining to fair value measurements for its nonfinancial assets and liabilities. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

    Level 1: Quoted market prices in active markets for identical assets or liabilities
    Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
    Level 3: Unobservable inputs that are not corroborated by market data

    The effect of the adoption of the above guidance was not material to the Company's financial statements.

    Subsequent events:

    Effective December 31, 2009, the Company adopted newly effective accounting guidance relating to accounting for and disclosure of subsequent events, which are events that occur after the date of the statement of financial condition but before the financial statements are issued or are available to be issued. This guidance requires the disclosure of the date through which an entity has evaluated subsequent events. The Company has evaluated subsequent events through February 23, 2010, the date that the accompanying financial statements were available to be issued. The adoption of this newly effective accounting guidance did not have a material effect on the accompanying financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2009

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2009, the Company had $125,646 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Goodwill and intangible assets:

The Company evaluates goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds its implied fair value.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists, a 20-year estimated useful life for the management contract, and a 20-year estimated useful life for trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Securities transactions:

The Company buys and sells securities for customers of a subsidiary of the Member by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions and related clearing expenses are recorded on a settlement-date basis as security transactions occur, which approximates a trade-date basis. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2009

1. Organization and summary of significant accounting policies (continued):

    Income taxes:

    The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since members of the Member will include the Company's income or loss, whether or not distributed, in their income tax returns.

    Liability of the Member:

    The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transaction:

    The Company has entered into an expense-sharing agreement with its Member under which the Company is required to reimburse the Member for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by the Member, as determined by the Member. For the year ended December 31, 2009, the Member allocated to the Company $34,933 of expenses. Amounts allocated by the Member and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

3. Regulatory requirements:

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $191,830, which was $141,830 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .062 to 1.

    The Company also is subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2009

4. Intangible assets and goodwill:

At December 31, 2009, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 281,189	$ 108,924
Management contract	258,694	50,105
Trademarks	22,045	4,270
Total	$ 561,928	$ 163,299

Amortization expense for each of the years ending December 31, 2010 through 2014 is estimated to total approximately $42,200.

There were no changes in goodwill during the year ended December 31, 2009.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Net capital:		
Total member's equity and total qualified for net capital	$	794,888
Deductions and/or charges:		
Non-allowable assets:		
Due from affiliate		225
Prepaid expenses		10,696
Goodwill		190,995
Intangibles, net of accumulated amortization		398,629
Total deductions and/or charges		600,545
Net capital before haircuts on money market funds		194,343
Haircuts on money market funds		2,513
Net capital	$	191,830
Aggregate indebtedness:		
Accounts payable	$	919
Due to Member		11,069
Total aggregate indebtedness	$	11,988
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	141,830
Excess net capital at 1,000%	$	190,631
Ratio, aggregate indebtedness to net capital		.062 to 1

(continued)

11

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Reconciliation of Company's computation included in Part II of Form
X-17A-5 as of December 31, 2009:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	194,343
Haircuts on money market funds not reported		(2,513)
Net capital, as reported in Schedule I	$	191,830
Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	919
Inclusion of due to Member in aggregate indebtedness		11,069
Aggregate indebtedness, as reported in Schedule I	$	11,988
Net capital in excess of minimum requirements, as reported in the Company's Part II (unaudited) FOCUS report	$	144,343
Haircuts on money market funds not reported		(2,513)
Net capital in excess of minimum requirements, as reported in Schedule I	$	141,830

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE II

STATEMENT OF EXEMPT STATUS

Strategic Point Securities, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act). The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records. The Company is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.



Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report on Internal Control

Member
Strategic Point Securities, LLC
  (a Limited Liability Company)
Providence, Rhode Island

In planning and performing our audit of the financial statements of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

14

Member
Strategic Point Securities, LLC
 (a Limited Liability Company)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Member
Strategic Point Securities, LLC
 (a Limited Liability Company)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Providence, Rhode Island
February 23, 2010



Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

STRATEGIC POINT SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2009

